# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The9 LTD, CIK 0001296774
CUSIP: 88337K401
Title of class of securities: Class A ordinary shares, par value US$0.01 per share
Address of issuer's principal executive offices: 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai, China (F4), 200080
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001193125-15-413344
Filed by CIK 0001318069
Persons authorized to receive notices and communications: Jun Zhu, 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai, China (F4), 200080, 86 (21) 6108-6080

## Reporting persons
- Jun Zhu (CIK 0001318069): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF), other (OO); sole voting power 1,663,162,566; shared voting power 0; sole dispositive power 595,124,658; shared dispositive power 0; aggregate amount beneficially owned 1,663,162,566 (38.4% of the class)
  Comment: Note to Rows (7) (9) and (11) - Consists of (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by American depositary shares ("ADSs") held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, (ii) 57,500,000 Class B ordinary shares, 525,300,000 Class A ordinary shares and 5,305,230 Class A ordinary shares represented by ADSs that are held by Mr. Jun Zhu, among which 384,000,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain pre-agreed performance target of the Issuer are met, and (iii) 823,793,208 Class A ordinary shares and 244,244,700 Class A ordinary shares represented by ADSs that are held by certain shareholders of the Issuer (including Bripheno Pte. Ltd., Wevision Pte. Ltd., Zhejiang Huanyu Network Technology Co., Ltd., Shao Xing Tong Ze Network Science and Technology Co., Ltd. and Shenzhen JiTuo Interactive Technology Co., Ltd) who have granted Mr. Jun Zhu and/or Incsight Limited the sole voting power with respect to such shares through respective contractual arrangements. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
  
  Note to Row (13) - Based on 4,336,675,635 outstanding ordinary shares as a single class, being the sum of 4,273,068,301 Class A ordinary shares and 63,607,334 Class B ordinary shares outstanding as of April 28, 2025.
- Incsight Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 1,075,057,336; shared voting power 0; sole dispositive power 7,019,428; shared dispositive power 0; aggregate amount beneficially owned 1,075,057,336 (24.8% of the class)
  Comment: Note to Rows (7) (9) and (11) - Consists of (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, and (ii) 823,793,208 Class A ordinary shares and 244,244,700 Class A ordinary shares represented by ADSs that are held by certain shareholders of the Issuer (including Bripheno Pte. Ltd., Wevision Pte. Ltd., Zhejiang Huanyu Network Technology Co., Ltd., Shao Xing Tong Ze Network Science and Technology Co., Ltd. and Shenzhen JiTuo Interactive Technology Co., Ltd) who have granted Mr. Jun Zhu and/or Incsight Limited the sole voting power with respect to such shares through respective contractual arrangements. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
  
  Note to Row (13) - Based on 4,336,675,635 outstanding ordinary shares as a single class, being the sum of 4,273,068,301 Class A ordinary shares and 63,607,334 Class B ordinary shares outstanding as of April 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.01 per share
Name of issuer: The9 LTD
Address of issuer's principal executive offices: 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai, China (F4), 200080

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by the following.

From November 2023 to March 2025, certain shareholders of the Issuer (including Bripheno Pte. Ltd., Wevision Pte. Ltd., Zhejiang Huanyu Network Technology Co., Ltd., Shao Xing Tong Ze Network Science and Technology Co., Ltd. and Shenzhen JiTuo Interactive Technology Co., Ltd) have granted Mr. Jun Zhu and/or Incsight Limited the sole voting power with respect to a total number of 823,793,208 Class A ordinary shares and 244,244,700 Class A ordinary shares represented by ADSs held by such respective shareholders through respective contractual arrangements.

On November 11, 2024, the Issuer issued a total of 50,000,000 Class B ordinary shares to Mr. Jun Zhu.

On March 10, 2025, the Issuer issued a total of 300,000,000 Class A ordinary shares to Mr. Jun Zhu pursuant to the Eleventh Amended and Restated 2004 Stock Option Plan of the Issuer. Those shares were issued in the form of restricted shares, and are subject to a three-year vesting schedule and lock-up restrictions.

Other than the aforementioned, no other transaction in the securities of the Issuer was conducted by the reporting persons during the past 60 days.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by the following.

In November 2023, Bripheno PTE. LTD.("Bripheno"), a shareholders of the Issuer, signed a voting agreement with Incsight Limited, pursuant to which Bripheno designated all of its voting rights on the matters subject to the Issuer's shareholders' voting to Incsight Limited based on the belief that Incsight Limited's vote is for the best interest of shareholders.

In May, 2024, Wevision Pte. Ltd. ("Wevision"), a shareholders of the Issuer, signed a voting agreement with Mr. Jun Zhu and Incsight Limited, pursuant to which Wevision agrees to designate all of its voting rights of the subscription shares (including those represented by ADSs) acquired under a private placement securities purchase agreement dated May 23, 2024 between Wevision and the Issuer to Mr. Jun Zhu and Incsight Limited.

In August, October, and December 2024, the Issuer signed share purchase agreements with Zhejiang Huanyu Network Technology Co., Ltd., Shao Xing Tong Ze Network Science and Technology Co., Ltd. and Shenzhen JiTuo Interactive Technology Co., Ltd., respectively, pursuant to which the foregoing three entities agree that as long as they hold Class A ordinary shares or ADSs that entitle them to the voting rights on the matter subject to the Issuer's voting during its general meetings, they shall vote on all matters in the same manner as the Incsight Limited.

In March 2025, the Issuer signed a private placement securities purchase agreements with Bripheno, pursuant to which Bripheno agrees that so long as it holds Class A ordinary shares or ADSs that entitle it to the voting rights on the matter subject to the Issuer's shareholders' voting during its annual or extraordinary general meetings, it shall vote on the matters in the same manner as Incsight Limited.

## Signatures
- Jun Zhu: /s/ Jun Zhu, Jun Zhu (04/28/2025)
- Incsight Limited: /s/ Jun Zhu, Jun Zhu/Director (04/28/2025)